POWER
CORPORATION
OF CANADA

QUARTERLY REPORT

for the nine months ended September 30, 2003

751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3 TELEPHONE (514) 286-7400 FAX (514) 286-7424

To the Shareholders

Power Corporation of Canada's operating earnings for the quarter ended September 30, 2003 were $202 million or $0.87 per participating share, compared with $172 million or $0.75 per share for the same period in 2002. This represents a 16 per cent increase on a per share basis.

The contribution from subsidiaries to operating earnings increased by 17 per cent in the quarter compared with the same period in 2002, primarily reflecting growth in the operating earnings of Power Financial Corporation as discussed later in this report.

Other income was $478 million or $2.15 per participating share for the third quarter of 2003, compared with a charge of $42 million or $0.19 per share in the corresponding period last year. Other income in 2003 consisted primarily of the Corporation's share of other income of Power Financial, which included a significant dilution gain in connection with the acquisition of Canada Life Financial Corporation by Great-West Lifeco Inc., as well as other items of a non-recurring nature recorded by Power Corporation.

Net earnings, including other income, for the quarter ended September 30, 2003, were $680 million or $3.02 per participating share, compared with $130 million or $0.56 per share for the same period in 2002.

NINE-MONTH RESULTS

Operating earnings for the nine-month period ended September 30, 2003 were $595 million or $2.57 per participating share, compared with $539 million or $2.36 per share for the same period in 2002, mainly as a result of Power Corporation's share of operating earnings from its subsidiaries growing by $53 million or 10 per cent over the period.

Other income was $472 million or $2.13 per participating share for the nine-month period, consisting primarily of the Corporation's share of other income recorded by Power Financial. In the corresponding period of 2002, other income was a charge of $43 million or $0.20 per share.

As a result, net earnings were $1,067 million or $4.70 per participating share for the nine-month period of 2003, compared with $496 million or $2.16 per share in 2002.

RESULTS OF POWER FINANCIAL CORPORATION

Power Financial Corporation's operating earnings for the third quarter ended September 30, 2003 were $319 million or $0.87 per common share, compared with $272 million or $0.75 per share for the same period in 2002. This represents a 16 per cent increase on a per share basis.

Contribution from subsidiaries and affiliate to operating earnings increased by 21 per cent in the third quarter compared with the same period in 2002. The increase reflects significant growth in the share of earnings from Great-West Lifeco, whose results include the results of Canada Life beginning on July 10th, because of both an increase in earnings before restructuring costs at Lifeco, and the acquisition of additional shares of Lifeco by Power Financial and by Investors Group Inc. in the course of the Canada Life acquisition.

Other income was $808 million or $2.32 per share for the third quarter in 2003, compared with a charge of $62 million or $0.18 per share in the corresponding period last year. Other income in 2003 consisted primarily of a net dilution gain of $888 million recorded in the quarter by Power Financial in connection with the acquisition of Canada Life by Lifeco. Also included in other income are Power Financial's share of restructuring costs expensed by Lifeco in the quarter, as well as Power Financial's share of net non-operating earnings related to Pargesa Holding S.A. and other items of a non-recurring nature.

Net earnings, including other income, for the quarter ended September 30, 2003, were $1,127 million or $3.19 per share, compared with $210 million or $0.57 per share for the same period in 2002.

Operating earnings of Power Financial for the nine-month period ended September 30, 2003 were $907 million or $2.46 per share, compared with $806 million or $2.23 per share for the same period in 2002, mainly as a result of Power Financial's share of operating earnings from its subsidiaries and affiliate growing by $108 million or 13 per cent over the period.

Other income was $798 million or $2.30 per share for the nine-month period, and consisted primarily of the net dilution gain recorded in the third quarter in connection with the acquisition of Canada Life by Lifeco. In the corresponding period of 2002, other income was a charge of $62 million or $0.18 per share.

As a result, net earnings of Power Financial were $1,705 million or $4.76 per share for the nine-month period of 2003, compared with $744 million or $2.05 per share in 2002.

NORMAL COURSE ISSUER BID

The Corporation filed notice of a Normal Course Issuer Bid on September 25, 2003, for the purchase for cancellation from time to time of Subordinate Voting Shares under the rules of The Toronto Stock Exchange, between September 30, 2003 and September 29, 2004 inclusive.

Up to 15,000,000 shares, representing less than 10 per cent of the public float of its issued and outstanding Subordinated Voting Shares, may be sought under the bid. Purchases in any 30-day period will not exceed 2 per cent of the outstanding shares.

The Corporation views the purchase of its own shares at prices that the Corporation determines to be appropriate as an economically worthwhile use of corporate funds. Additionally, such purchases offset dilution of the holdings of the Corporation's subordinate voting shareholders resulting from the issue of treasury shares pursuant to the exercise of options to purchase Subordinate Voting Shares under the Corporation's Employee Stock Option Plan.

On behalf of the Board of Directors,

Paul Desmarais, Jr.
Chairman and
Co-Chief Executive Officer

André Desmarais
President and
Co-Chief Executive Officer

November 26, 2003

Management's Discussion and Analysis of Operating Results

FORWARD-LOOKING STATEMENTS This report may include forward-looking statements about objectives, strategies and expected financial results. These statements are inherently subject to risks and uncertainties beyond the Corporation's control including, but not limited to, global economic and financial conditions, regulatory developments in Canada and elsewhere, technological developments and competition. These and other factors may cause the Corporation's actual performance to differ materially from that contemplated by forward-looking statements, and the reader is therefore cautioned not to place undue reliance on these statements.

The following is a discussion and analysis of the interim consolidated financial position and results of operations of Power Corporation of Canada (Power Corporation or the Corporation) for the three-month and nine-month periods ended September 30, 2003. This document should be read in conjunction with the unaudited Interim Consolidated Financial Statements of Power Corporation and notes thereto for the three-month and nine-month periods ended September 30, 2003; Management's Discussion and Analysis of Operating Results included in the Annual Report of the Corporation for the year ended December 31, 2002; and the Consolidated Financial Statements and notes thereto for the year ended December 31, 2002.

Power Corporation's principal asset is its 67.1 per cent interest in Power Financial Corporation (Power Financial). Through its controlling interest in Great-West Lifeco Inc. (Lifeco) and Investors Group Inc. (Investors Group), Power Financial holds substantial interests in the financial services industry in Canada and the United States, as well as in Europe. On July 10, 2003, Lifeco completed the acquisition of Canada Life Financial Corporation (Canada Life), and, from that date, consolidated results of Lifeco include the results of Canada Life. The consideration paid by Lifeco for this acquisition consisted of cash, preferred shares and common shares. As previously reported:

- in support of the transaction, a wholly owned subsidiary of Power Financial as well as Investors Group invested on July 10th $800 million and $100 million, respectively, in treasury shares of Lifeco through private placements,
- between April and July, the wholly owned subsidiary of Power Financial purchased common shares of Lifeco and Canada Life on the open market. The shares of Canada Life were subsequently tendered into the acquisition and resulted in that subsidiary receiving common and preferred shares of Lifeco as well as cash.

As a result of these transactions, Power Financial's and Investors Group's equity interests in Lifeco stood at 70.2 per cent and 4.2 per cent, respectively, at September 30, 2003.

Together with the Frère group of Belgium, Power Financial also holds a significant interest in Pargesa Holding S.A. (Pargesa) through Parjointco N.V. The Pargesa group has substantial interests in major media, energy, water, waste services and specialty minerals companies based in Europe.

Through its wholly owned subsidiary, Gesca Ltée (Gesca), Power Corporation has an interest in the communications sector. Gesca is engaged in the publication of newspapers, including the Montréal daily newspaper *La Presse* and six other daily newspapers in the provinces of Québec and Ontario, including *Le Soleil* in Québec City, *Le Droit* in Ottawa and *Le Quotidien* in Chicoutimi. In recent years, Gesca has undertaken several initiatives aimed at focusing its resources on high-quality content. As part of this strategy, the editorial content as well as the format and the printing of *La Presse* experienced major enhancements in 2003. Since September 2002, Gesca also holds a 20 per cent interest in Workopolis, Canada's leading provider of recruitment and job search solutions.

Power Corporation holds a 100 per cent interest in Power Technology Investment Corporation (PTIC), which focuses on the biotechnology and technology sectors. In the biotechnology sector, PTIC announced in 2002 that it had agreed to acquire an interest in Picchio Pharma Inc. (Picchio), a 50/50 joint venture corporation with initial capital in the amount of $60 million. The objective of Picchio is to become a Canadian biopharmaceutical company dedicated to acquiring, developing and commercializing new therapeutic products and technologies. Picchio holds various interests including a 30 per cent interest, on a fully diluted basis, in Neurochem Inc., a company based in Montréal with products that are focused primarily on the central nervous system and on amyloid-related diseases associated with aging and chronic inflammatory diseases, and a 20 per cent interest in Adaltis Inc., a private international healthcare company based in Montréal that develops, manufactures and markets sophisticated laboratory products for the diagnosis of human diseases.

Power Corporation also has investments in Asia, the most significant of which is a 4.6 per cent interest in CITIC Pacific Ltd., with a carrying value of $434 million.

In addition, the Corporation holds interests in various investment funds and has committed to invest up to €100 million in a new private equity fund in Europe. Power Corporation owns 100 per cent of the management company of this fund.

NINE-MONTH RESULTS

In this section, Power Financial, Gesca and PTIC are accounted for on the equity basis.

Comments in this section are based upon the usual presentation of net earnings, which includes operating earnings and other income.

EARNINGS SUMMARY

	Nine-Month Period				Third Quarter			
For the periods ended September 30	**2003**		2002		**2003**		2002	
(in millions of dollars, except per share amounts) (unaudited)	**Total (1)**	**Per share**	Total (1)	Per share	**Total (1)**	**Per share**	Total (1)	Per share
Operating earnings	**595**	**2.57**	539	2.36	**202**	**0.87**	172	0.75
Other income	**472**	**2.13**	(43)	(0.20)	**478**	**2.15**	(42)	(0.19)
Net earnings	**1,067**	**4.70**	496	2.16	**680**	**3.02**	130	0.56

(1) Before dividends on preferred shares, amounting to $22 million and $16 million in the nine-month periods of 2003 and 2002, respectively; and $7 million and $5 million in the third quarter of 2003 and 2002, respectively.

OPERATING EARNINGS

For the nine-month period ended September 30, 2003, operating earnings were $595 million or $2.57 per participating share, as against $539 million or $2.36 per share in the same period last year. This represents an increase of 9 per cent on a per share basis.

The contribution from subsidiaries to operating earnings increased by 10 per cent, mainly due to the increase in the Corporation's share of operating earnings from Power Financial. The earnings of Power Financial in the third quarter include the impact of the contribution from Canada Life, as well as the contribution resulting from the acquisition of additional Lifeco common shares in July, mainly in connection with the private placement as described above.

Results from corporate activities of Power Corporation primarily consist of interest income net of operating expenses, depreciation and income taxes. For the purpose of calculating operating earnings per share, dividends on preferred shares are also deducted. Corporate results were slightly higher in the first nine months of 2003 compared with the same period last year. As already reported, income from investments includes an amount of $18 million in 2003, representing the pre-tax impact of the special dividend paid by CITIC Pacific in May. In addition, the Corporation recorded the positive impact of the reversal of income tax reserves during the first quarter of this year. Preferred share dividends were higher in 2003 than in 2002, as a result of the issue of Series C First Preferred Shares in December 2002.

OTHER INCOME

Other income for the nine-month period ended September 30, 2003 amounted to $472 million or $2.13 per share, compared with a charge of $43 million or $0.20 per share in the corresponding period last year.

Other income in 2003 consisted primarily of the Corporation's share of other income recorded by Power Financial. As explained in the following section of this report, Power Financial recorded a significant dilution gain during the third quarter, as a result of the issue by Lifeco of common shares to third parties in connection with the acquisition of Canada Life. In addition, the Corporation recorded other non-recurring charges in the third quarter, including an increase in the provision to cover estimated dilution losses that would result from the future exercise of stock options granted by Power Financial.

Other income in 2002 represented primarily Power Corporation's share of other income recorded by Power Financial in the third quarter, relating to non-recurring earnings within the Pargesa group, the most significant of which was a provision recorded by Bertelsmann in connection with its investment in Zomba Music Group.

NET EARNINGS

Net earnings, including other income, were $1,067 million or $4.70 per share for the nine-month period of 2003, compared with $496 million or $2.16 per share in the same period last year.

THIRD-QUARTER RESULTS

Operating earnings for the third quarter of 2003 were $202 million or $0.87 per participating share, compared with $172 million or $0.75 per share in the third quarter of 2002, an increase of 16 per cent on a per share basis. The contribution from subsidiaries to operating earnings increased by 17% in the third quarter compared with the same period last year, reflecting primarily growth in operating earnings at Power Financial. As noted above, the Corporation's share of operating earnings from Power Financial in the third quarter includes the impact of the contribution from Canada Life as well as the additional contribution resulting from the acquisition of Lifeco common shares in July.

Other income was $478 million or $2.15 per share for the quarter and was primarily composed of Power Corporation's share of other income recorded by Power Financial, partly offset by additional charges to other income recorded by the Corporation, as described above. In the third quarter of 2002, other income consisted of a charge of $42 million or $0.19 per share, representing Power Corporation's indirect share of non-operating earnings recorded within the Pargesa group.

As a result, net earnings were $680 million or $3.02 per share for the third quarter of 2003, compared with $130 million or $0.56 per share in the same period of 2002.

CASH FLOWS

On a full consolidated basis, cash and cash equivalents, which amounted to $3,001 million at the beginning of the year, increased during the nine-month period by $2,074 million, compared with an increase of $588 million during the same period last year.

Cash flows from operating activities produced a net inflow of $2,722 million during the period in 2003, compared with a net inflow of $747 million for the corresponding period of 2002. This increase is principally attributable to Lifeco whose cash flows from operations increased to $2,288 million in 2003 compared with $414 million in 2002.

Cash flows from financing activities resulted in a net inflow of $1,500 million, compared with a net outflow of $709 million in 2002. Included in the 2003 figures are gross proceeds from the issuance by Power Financial in March of Series I and J First Preferred Shares and of 6.90% 30-year debentures, for a total amount of $600 million, as well as $150 million representing the cash consideration paid in May by Power Financial to holders of its First Preferred Shares, Series B in connection with the redemption of all such outstanding shares. Also included are:

- the proceeds from the issuance in March of $600 million and $300 million of long-term debt by Lifeco and Investors Group, respectively, as well as the repayment of $403 million of long-term debt by Investors Group and Lifeco.
- the issue by Lifeco of $983 million of commercial paper and other loans.

Cash flows from investing activities resulted in a net outflow of $2,148 million in 2003, compared with a net inflow of $550 million in 2002. This includes the cash effect of the acquisition of Canada Life by Lifeco.

DIVIDEND PER PARTICIPATING SHARE

At its meeting held on November 26, 2003, the Board of Directors of Power Corporation declared a quarterly dividend of 24.375 cents per participating share, compared with 20.625 cents for the same quarter of the previous year, an increase of 18 per cent.

For the year, total dividends declared per participating share amounted to 93.750 cents in 2003, compared with 79.375 cents in 2002, an increase of 18 per cent.

SHAREHOLDERS' EQUITY

Power Corporation's shareholders' equity amounted to $5,979 million at September 30, 2003, compared with $5,387 million at the end of 2002. The increase of $592 million is primarily due to:

- an increase of $884 million in retained earnings; and
- a $294 million net decrease in foreign currency translation adjustments, relating primarily to the Corporation's indirect investments in Pargesa and Great-West Life & Annuity Insurance Company (GWL&A).

The information contained in the following sections concerning Lifeco, Investors Group and Pargesa has been summarized from quarterly information publicly disclosed by them.

As indicated in note 9 to the interim financial statements, following the acquisition of Canada Life, Lifeco developed a plan to restructure and integrate the operations of Canada Life with its wholly owned subsidiaries, The Great-West Life Assurance Company (Great-West Life), London Life Insurance Company (London Life) and GWL&A. Lifeco expects the restructuring to be substantially completed by the end of 2004. Costs of $450 million are expected to be incurred as a result, and consist primarily of the consolidation of operations and systems, compensation costs and consolidation of facilities. The costs include approximately $250 million that will be charged against the liability for restructuring costs that was recognized as part of the purchase equation of Canada Life and costs of approximately $200 million that will be charged to income as incurred, in accordance with Generally Accepted Accounting Principles in Canada (GAAP). Consistent with its past practice, Power Financial will record its share of these expenses in other income. In the third quarter, Lifeco recorded $21 million of restructuring charges, on a pre-tax basis.

In preparing its statement of earnings, Power Financial uses Pargesa's flow-through presentation of results. Pargesa's results, which include amortization of goodwill, are adjusted by Power Financial whereby such amortization expense is reversed as goodwill is no longer amortized under Canadian GAAP. Such adjustments, which relate primarily to Pargesa's indirect share of goodwill amortization recorded by Bertelsmann AG, represented approximately $0.08 per share in the nine-month period of 2003.

Readers are reminded that, as in 2002, the contribution from Pargesa included in Power Financial's earnings for the six-month period ended June 30 and reported in July was based on preliminary or estimated figures, since Pargesa released its six-month earnings publicly only during the month of September. Actual operating earnings reported by Pargesa for the six-month period of 2003 were higher than estimates used by Power Financial by SF10 million, while non-operating earnings were higher by SF114 million and included Pargesa's share of a gain recorded by Bertelsmann on the sale of BertelsmannSpringer, which received final clearance from regulatory authorities in August.

The impact of these differences for Power Financial is $3 million or $0.01 per share with respect to operating earnings, and $25 million or $0.07 per share with respect to other income, and has been reflected in the Corporation's third-quarter earnings, as in 2002. In 2002, these differences represented $17 million or $0.05 per share in operating earnings and a charge of $53 million or $0.15 per share to other income, respectively.

NINE-MONTH RESULTS

In this section, the principal subsidiaries, Lifeco and Investors Group, which make the most significant contribution to the earnings of the Corporation, are accounted for on the equity basis.

Comments in this section are based upon the usual presentation of net earnings, which includes operating earnings and other income.

EARNINGS SUMMARY

	Nine-Month Period				Third Quarter			
For the periods ended September 30	**2003**		2002		**2003**		2002	
(in millions of dollars, except per share amounts) (unaudited)	**Total (1)**	**Per share**	Total (1)	Per share	**Total (1)**	**Per share**	Total (1)	Per share
Operating earnings	**907**	**2.46**	806	2.23	**319**	**0.87**	272	0.75
Other income	**798**	**2.30**	(62)	(0.18)	**808**	**2.32**	(62)	(0.18)
Net earnings	**1,705**	**4.76**	744	2.05	**1,127**	**3.19**	210	0.57

(1) Before dividends on preferred shares, amounting to $50 million and $32 million in the nine-month periods of 2003 and 2002, respectively; and $16 million and $12 million in the third quarter of 2003 and 2002, respectively.

OPERATING EARNINGS

For the nine-month period ended September 30, 2003, operating earnings were $907 million or $2.46 per share, compared with $806 million or $2.23 per share in the corresponding period of last year. This represents an increase of 10 per cent on a per share basis.

The contribution from subsidiaries and affiliate to operating earnings increased by 13 per cent, reflecting primarily an increase in the contribution from Lifeco and, to a lesser extent, Investors Group, while the contribution from Parjointco to operating earnings was practically unchanged. The contribution from Lifeco, whose results include those of Canada Life since July 10th, also includes the contribution, from that date, from the additional shares acquired through private placement, as well as those received by Power Financial in exchange for the Canada Life shares tendered to the offer. As stated above, the contribution from Lifeco to operating earnings excludes Power Financial's share of restructuring costs which is recorded in other income.

Operating earnings also include the results from corporate activities of Power Financial, which consist primarily of interest income, net of operating and interest expenses, and, for the purpose of calculating operating earnings per share, dividends on preferred shares.

Corporate results in 2003 include the cost of the various financings completed over the last 12 months by Power Financial and, in particular, the combination of preferred shares and long-term debt issued in March 2003 for gross proceeds of $600 million. These are in addition to the issues of preferred shares in July and December 2002 for aggregate gross proceeds of $300 million. Also, Power Financial redeemed its outstanding First Preferred Shares, Series B for $150 million in May of this year.

OTHER INCOME

Other income for the nine-month period ended September 30, 2003 amounted to $798 million or $2.30 per share, compared with a charge of $62 million or $0.18 per share for the same period in 2002.

Other income in 2003 consisted primarily of a net dilution gain of $888 million recorded by Power Financial in the third quarter, as a result of the decrease in its ownership in Lifeco following the Canada Life acquisition. The dilution gain, which is a non-cash item, reflects primarily the accounting impact of the issuance by Lifeco of common shares to third parties in connection with the transaction at a price higher than book value.

Also included in other income is:

- Power Financial's share of the restructuring charges related to the acquisition of Canada Life and expensed by Lifeco in the third quarter;
- Power Financial's share of non-operating earnings related to Pargesa, which amounted to $22 million in 2003; and
- other non-recurring items, principally consisting of an increase in the provision to cover estimated dilution losses that would result from the future exercise of stock options granted by subsidiaries.

In 2002, other income represented Power Financial's share of non-operating items recorded within the Pargesa group. The most significant item was the impact on Power Financial's third-quarter earnings of a provision recorded by Bertelsmann in connection with its investment in Zomba Music Group.

NET EARNINGS

Net earnings, including other income, were $1,705 million or $4.76 per share for the nine-month period of 2003, compared with $744 million or $2.05 per share for the same period in 2002.

THIRD-QUARTER RESULTS

Operating earnings for the third quarter of 2003 were $319 million or $0.87 per share, compared with $272 million or $0.75 per share in the same period one year earlier, an increase of 16 per cent on a per share basis. Contribution from subsidiaries and affiliate to operating earnings increased by 21 per cent in the third quarter compared with the same period last year, reflecting primarily growth in the contribution from Lifeco. The contribution from Lifeco, whose results include those of Canada Life since July 10th, also includes the additional contribution, from that date, from shares acquired by private placement as well as those received by Power Financial in exchange for the Canada Life shares tendered to the offer as explained above.

Also included in the third quarter earnings are the adjustments made to the Pargesa second quarter earnings as referred to above.

Other income was $808 million or $2.32 per share for the quarter and was primarily composed of the dilution gain resulting from the acquisition of Canada Life, and Power Financial's share of non-operating earnings attributable to Pargesa amounting to $32 million, partly offset by Power Financial's share of the restructuring charges and other non-recurring items, as described above. In the third quarter of 2002, other income consisted of a charge of $62 million or $0.18 per share and represented Power Financial's share of non-operating earnings recorded within the Pargesa group, as described above.

As a result, net earnings were $1,127 million or $3.19 per share for the third quarter of 2003, compared with $210 million or $0.57 per share in the corresponding period of 2002.

CASH FLOWS

On a full consolidated basis, cash and cash equivalents, which amounted to $2,437 million at the beginning of the year, increased during the nine-month period ended September 30, 2003 by $2,083 million, compared with an increase of $612 million during the same period last year.

Cash flows from operating activities produced a net inflow of $2,657 million during the period in 2003, compared with a net inflow of $712 million for the corresponding period of 2002. This increase is principally attributable to Lifeco whose cash flows from operations increased to $2,288 million in 2003 compared with $414 million in 2002.

Cash flows from financing activities resulted in a net inflow of $1,472 million, compared with a net outflow of $712 million for the nine-month period in 2002. Included in the 2003 figures are the gross proceeds from the issuance by Power Financial in March of Series I and J First Preferred Shares and of 6.90% 30-year debentures, for a total amount of $600 million, as well as $150 million representing the cash consideration paid in May to holders of the First Preferred Shares, Series B in connection with the redemption of all such outstanding shares. Also included are:

- the proceeds from the issuance in March of $600 million and $300 million of long-term debt by Lifeco and Investors Group, respectively, as well as the repayment of $403 million of long-term debt by Investors Group and Lifeco, and
- the issue by Lifeco of $983 million of commercial paper and other loans.

Cash flows from investing activities resulted in a net outflow of $2,046 million in 2003, compared with a net inflow of $612 million in 2002. This includes the cash effect of the acquisition of Canada Life by Lifeco.

DIVIDEND PER COMMON SHARE

At its meeting held on November 26, 2003, the Board of Directors of Power Financial declared a quarterly dividend of 32.5 cents per common share, compared with a quarterly dividend of 28 cents for the same quarter in 2002. This represents an increase of 16 per cent. For the year, total dividends declared per common share amounted to $1.205 in 2003, compared with $1.04 in 2002, an increase of 16 per cent.

SHAREHOLDERS' EQUITY

Power Financial's shareholders' equity amounted to $7,974 million at September 30, 2003, compared with $6,855 million at the end of 2002. The increase of $1,119 million is primarily due to:

- the increase of $200 million in preferred share stated capital, representing gross proceeds from the issuance in March of Series I and J First Preferred Shares, net of the redemption of the First Preferred Shares, Series B in May;
- an increase of $1,338 million in retained earnings;
- and a net decrease of $427 million in foreign currency translation adjustments, mainly due to Power Financial's indirect investment in Pargesa and GWL&A.

Great-West Lifeco Inc.

Lifeco reported net income attributable to common shareholders, excluding restructuring charges related to the acquisition of Canada Life, of $336 million for the third quarter of 2003, compared with $240 million reported a year ago, an increase of 40 per cent. On a per share basis, this represents $0.771 per common share for the third quarter of 2003, an increase of 18 per cent compared with a year ago. Net income, after restructuring costs, attributable to common shareholders for the quarter was $324 million or $0.739 per common share.

For the nine months ended September 30, 2003, net income attributable to common shareholders, excluding restructuring charges, was $850 million, an increase of 22 per cent compared with $696 million for 2002. On a per share basis, this represents $2.176 per common share, an increase of 15 per cent compared with $1.889 per common share for 2002. Net income, after restructuring costs, attributable to common shareholders was $838 million or $2.144 per common share for the nine months of 2003. The results of Canada Life are included from July 10, 2003.

HIGHLIGHTS

- For the third quarter of 2003, common shareholder net income, excluding restructuring charges, increased 40 per cent and earnings per common share, on the same basis, increased 18 per cent over the third quarter of 2002.
- The Canada Life acquisition contributed approximately $0.045 per common share to the third quarter earnings, which represents 6.2 per cent accretion in the quarter.
- Return on common shareholders' equity, excluding restructuring costs, was 21.6 per cent for the 12 months ended September 30, 2003.
- Quarterly dividends declared were 29.25 cents per common share, payable December 31, 2003. Dividends paid on common shares for the first nine months of 2003 were 19 per cent higher than a year ago.

CANADA LIFE ACQUISITION

On July 10, 2003, Lifeco completed its acquisition of Canada Life, the parent company of The Canada Life Assurance Company. Lifeco acquired all outstanding common shares of Canada Life that it did not already beneficially own, for an aggregate transaction value of $7.2 billion. Lifeco immediately transferred the common shares of Canada Life to its Canadian subsidiary, Great-West Life. Canada Life is now a wholly owned subsidiary of Great-West Life.

Consolidated net earnings for Lifeco are the net operating earnings of Great-West Life, Canada Life from the date of acquisition, and of London Life and GWL&A, together with Lifeco's corporate results.

CANADA AND INTERNATIONAL SEGMENT

Canada and International consolidated net earnings of Lifeco attributable to common shareholders for the third quarter of 2003 increased 57 per cent to $179 million from $114 million a year ago. For the nine months ended September 30, 2003, earnings were up 32 per cent to $429 million, compared with $325 million at September 30, 2002.

The increases were due to both strong operating earnings from Great-West Life and London Life, as well as the inclusion of Canada and International results of Canada Life from July 10, 2003, which represents earnings of approximately $57 million, net of related finance costs.

Total premiums and deposits for the nine months ended September 30, 2003 increased $1.3 billion from 2002 levels, with the third quarter of 2003 up $885 million. The increase reflects the inclusion in 2003 of $1.9 billion of Canada Life premiums and deposits, mitigated by lower reinsurance premiums in the third quarter of 2003.

Fee income increased $109 million in 2003, of which $98 million resulted from the inclusion of Canada Life.

Total assets under administration at September 30, 2003 were $109.0 billion, which includes $50.1 billion attributable to Canada Life.

UNITED STATES SEGMENT

United States consolidated net earnings of Lifeco attributable to common shareholders for the third quarter of 2003 increased 29 per cent to $163 million from $126 million a year ago. For the nine months ended September 30, 2003, earnings were up 15 per cent to $427 million, compared with $371 million at September 30, 2002.

The increases were primarily related to favourable morbidity in Healthcare and favourable mortality in Financial Services, for GWL&A, as well as the inclusion of the United States operations of Canada Life from the date of acquisition, which represents approximately $14 million.

Total premiums and deposits for the nine months ended September 30, 2003 decreased $2.2 billion compared with a year ago. The inclusion of Canada Life results from the date of acquisition impacted these results by $190 million. The reduction in premiums and deposits in the Employee Benefits segment is attributable to a contraction in healthcare medical membership. The reduction in premiums and deposits in the Financial Services segment is primarily due to lower segregated fund deposits resulting from the effects of the U.S. equity markets.

There was a decrease in fee income in 2003 attributable to both the Group health ASO business and the reductions in segregated fund deposits.

Total assets under administration were $48.4 billion at September 30, 2003, including $8.5 billion attributable to the U.S. operations of Canada Life.

LIFECO CORPORATE

Corporate net earning results for Lifeco, attributable to common shareholders, were a charge of $18 million comprised mostly of restructuring costs of $12 million incurred to September 30, 2003 related to the Canada Life acquisition.

Great-West Lifeco Inc.

FINANCIAL HIGHLIGHTS (unaudited)

	For the three months ended September 30			For the nine months ended September 30		
(in millions of dollars, except per share amounts)	**2003**	2002	Change (%)	**2003**	2002	Change (%)
Premiums						
Life insurance, guaranteed annuities and insured health products	**3,064**	3,110	(1)	**8,682**	8,307	5
Self-funded premium equivalents (ASO contracts)[1]	**2,065**	2,369	(13)	**6,286**	7,198	(13)
Segregated fund deposits[1]						
Individual products	**984**	490	101	**1,841**	1,829	1
Group products	**1,048**	878	19	**3,023**	3,326	(9)
Total premiums and deposits	**7,161**	6,847	5	**19,832**	20,660	(4)
Bulk reinsurance - initial ceded premiums [2]	**(5,429)**	-		**(5,429)**	-	
Net premiums and deposits	**1,732**	6,847		**14,403**	20,660	
Fee and other income	**498**	441	13	**1,330**	1,379	(4)
Paid or credited to policyholders [2]	**(2,059)**	3,522	(158)	**4,222**	9,434	(55)
Net income attributable to:						
Preferred shareholders	**15**	7	114	**27**	23	17
Common shareholders before restructuring costs	**336**	240	40	**850**	696	22
Restructuring costs [3]	**12**	-		**12**	-	
Common shareholders	**324**	240	35	**838**	696	20
Per common share						
Basic earnings before restructuring costs	**0.771**	0.653	18	**2.176**	1.889	15
Restructuring costs [3]	**0.032**	-		**0.032**	-	
Basic earnings	**0.739**	0.653	13	**2.144**	1.889	13
Dividends paid	**0.2925**	0.2475	18	**0.8325**	0.6975	19
Return on common shareholders' equity (12 months):						
Net income before restructuring costs				**21.6%**	22.3%	
Net income				**21.4%**	22.3%	
At September 30						
Total assets				**99,083**	59,435	67
Segregated fund assets[1]				**58,295**	34,947	67
Total assets under administration				**157,378**	94,382	67
Capital stock and surplus				**8,518**	4,715	81
Book value per common share				**16.50**	11.40	45

(1) Segregated fund deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the company does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the company and should be considered when comparing volumes, size and trends.

(2) During the third quarter of 2003, as part of a risk rebalancing program related to the acquisition of Canada Life, a number of bulk reinsurance ceded contracts were executed by Great-West Life and GWL&A with third parties. Premiums related to the initial cession of in force policy liabilities were $5,429 million.

(3) Following the acquisition of Canada Life, a plan was developed to restructure and integrate the operations of Canada Life with Lifeco's wholly owned subsidiaries, Great-West Life and GWL&A (see note 9 in the Corporation's 2003 interim financial statements). Shareholder net income for the three months and nine months ended September 30, 2003 includes restructuring costs of $12 million after tax or $0.032 per Lifeco common share.

Investors Group Inc.

Investors Group reported net income attributable to common shareholders for the three months ended September 30, 2003, excluding a dilution gain of $14.8 million, of $140.6 million, compared with $124.7 million in 2002. Earnings per share on this basis were $0.53 compared with $0.47 in 2002, an increase of 13 per cent.

For the nine months ended September 30, 2003, net income attributable to common shareholders, excluding the dilution gain of $14.8 million, was $389.7 million, compared with $371.8 million in 2002. Earnings per share on this basis were $1.47 compared with $1.40 in 2002, an increase of 5 per cent.

During the quarter, Investors Group purchased $100 million of common shares of Lifeco, which were issued as part of the funding of the Canada Life acquisition by Lifeco. Investors Group's percentage ownership of Lifeco was slightly reduced to 4.2 per cent, resulting in a dilution gain for the quarter of $14.8 million. Including the dilution gain, Investors Group's net income attributable to common shareholders was $155.4 million and $404.5 million for the three and nine-month periods ended September 30, 2003, respectively. Earnings per share on this basis were $0.59 and $1.53 for the three and nine-month periods ended September 30, 2003, respectively.

HIGHLIGHTS

- Gross revenues for the third quarter were $474.4 million, unchanged from the prior year. Gross revenues for the first nine months were $1.4 billion, compared with $1.5 billion last year. Operating expenses were $258.7 million for the quarter and $784.3 million for the nine months, compared with $264.5 million and $845.6 million, respectively, in 2002.
- Client assets under management and administration at September 30, 2003 totalled $76.3 billion, compared with $73.4 billion at September 30, 2002.
- Shareholders' equity at September 30, 2003 was $3.16 billion, compared with $2.95 billion at December 31, 2002.
- Return on average common equity for the nine months, excluding the dilution gain, was 18.7 per cent, compared with 19.6 per cent for the same period in 2002.
- The Board of Directors declared a quarterly dividend of 25.5 cents per share on the corporation's common shares payable January 30, 2004 to shareholders of record on December 31, 2003.

INVESTORS GROUP'S OPERATIONS

Investors Group recorded mutual fund sales of $888 million for the third quarter, compared with $964 million in the prior year. For the quarter, mutual fund net redemptions were $283 million, compared with net redemptions of $216 million in 2002 and net redemptions of long-term funds were $276 million, compared with net redemptions of $220 million in 2002.

Year-to-date mutual fund sales were $3.0 billion, compared with $4.0 billion in the prior year and net redemptions were $746 million, compared with last year's net sales of $331 million. Net redemptions of long-term funds (excluding money market funds) were $719 million, compared with net sales of $239 million last year.

Redemption rates (excluding money market funds) were 11.4 per cent at the end of the quarter, up from 9.6 per cent at the same time last year. The corresponding rate at September 30, 2003 for all other members of the Investment Funds Institute of Canada was 14.3 per cent. Investors Group's mutual fund assets at September 30, 2003 were $38.4 billion, an increase of 5.6 per cent, compared with $36.4 billion at September 30, 2002.

The number of Investors Group's consultants was 3,192 at September 30, 2003, compared with 3,324 at year-end.

MACKENZIE'S OPERATIONS

Mackenzie Financial Corporation (Mackenzie) recorded sales of mutual funds of $1.1 billion for the quarter, compared with $1.2 billion last year. Mutual fund net redemptions for the period were $39 million, compared with net redemptions of $101 million in the prior year. Net sales of long-term funds (excluding money market and managed yield funds) were $17 million for the period, compared with net redemptions of $83 million in 2002.

Year-to-date mutual fund sales were $3.7 billion, compared with $4.7 billion in the prior year and net redemptions were $258 million, compared with last year's net sales of $277 million. Net sales of long-term funds (excluding money market and managed yield funds) were $17 million for the period, compared with net sales of $696 million in 2002.

Mackenzie's redemption rate for long-term funds was 12.5 per cent at the end of September 2003, compared with 11.8 per cent at the end of September 2002. The corresponding rate at September 30, 2003 for all other members of the Investment Funds Institute of Canada was 14.1 per cent. Mackenzie's mutual fund assets under management at September 30, 2003 were $31.5 billion, compared with $30.0 billion one year ago.

Investors Group Inc.

FINANCIAL HIGHLIGHTS (unaudited)

(in millions of dollars, except per share amounts)	For the three months ended September 30 **2003**	2002	Change (%)	As at and for the nine months ended September 30 **2003**	2002	Change (%)
Net income available to common shareholders						
- Excluding dilution gain	**140.6**	124.7	12.8	**389.7**	371.8	4.8
- Including dilution gain	**155.4**	124.7	24.6	**404.5**	371.8	8.8
Diluted earnings per share						
- Excluding dilution gain	**0.53**	0.47	12.8	**1.47**	1.40	5.0
- Including dilution gain	**0.59**	0.47	25.5	**1.53**	1.40	9.3
Dividends per share	**0.255**	0.225	13.3	**0.735**	0.635	15.7
Return on equity						
- Excluding dilution gain				**18.7%**	19.6%	
- Including dilution gain				**19.4%**	19.6%	
Mutual funds						
Investors Group						
Sales	**887.8**	964.0	(7.9)	**3,023.5**	3,951.1	(23.5)
Net sales (redemptions)	**(283.5)**	(216.2)	(31.1)	**(746.5)**	330.6	N/M
Assets under management				**38,448.2**	36,422.8	5.6
Mackenzie Financial Corporation(1)						
Sales	**1,124.2**	1,177.0	(4.5)	**3,664.4**	4,678.0	(21.7)
Net sales (redemptions)	**(38.5)**	(100.8)	61.8	**(257.9)**	276.9	N/M
Assets under management				**31,497.7**	30,037.2	4.9
Combined mutual fund assets under management				**69,945.9**	66,460.0	5.2
Insurance in force (face amount)				**30,295.6**	26,725.0	13.4
Securities operations assets under administration				**5,347.0**	4,089.4	30.8
Mortgages serviced				**6,529.3**	7,087.7	(7.9)
Deposits and certificates				**714.0**	700.2	2.0
Clients				**2,551,379**	2,656,556	(4.0)
Client accounts				**9,303,554**	9,588,221	(3.0)
Consultants				**3,192**	3,266	(2.3)
Employees				**3,039**	3,300	(7.9)
Financial planning centres				**110**	108	1.9

(1) Canadian operations only. N/M – Not meaningful

FLOW-THROUGH PRESENTATION OF RESULTS

(in millions of SF) (unaudited)	For the third quarter 2003	2002	For the nine months 2003	2002
Operating contribution of major holdings				
- Share of earnings				
Imerys	**29.8**	25.2	**85.8**	73.1
Bertelsmann	**(19.7)**	(56.3)	**(55.4)**	(38.3)
- Dividends				
TotalFinaElf	**--**	--	**71.9**	65.4
Suez	**--**	--	**38.4**	37.7
Operating contribution of major holdings	**10.1**	(31.1)	**140.7**	137.9
Operating contribution of other holdings subject to equity accounting	**(0.3)**	1.6	**0.6**	4.1
Operating income contributed by holding companies	**4.8**	(12.0)	**(26.5)**	(13.1)
Operating income	**14.6**	(41.5)	**114.8**	128.9
Non-operating contribution of companies subject to equity accounting	**22.9**	(14.1)	**119.9**	(195.7)
Non-operating income contributed by holding companies	**0.1**	(18.1)	**(16.0)**	(19.4)
Depreciation of goodwill by holding companies	**(2.2)**	(2.1)	**(6.4)**	(6.3)
Net income	**35.4**	(75.8)	**212.3**	(92.5)
Per share (SF)				
Operating income	8	(25)	68	77
Net income	21	(45)	126	(55)
Average number of shares outstanding (thousands)	1,683	1,677	1,683	1,677

HOLDINGS ACCOUNTED FOR UNDER THE EQUITY METHOD

- Imerys confirmed with improved results its ability to weather adverse conditions in a generally unfavourable macroeconomic climate characterized by markets stabilized at a low level, depreciation of the US dollar and British pound against the Euro, and a sharp increase in energy costs. Despite a drop in turnover of 5.1 per cent, the group's net operating income increased 10.9 per cent to €162 million for the first nine months of the current fiscal year. Pargesa's share of Imerys' operating contribution at September 30, 2003, after depreciation of goodwill and expressed in Swiss francs, grew 17 per cent to SF86 million.

- Bertelsmann continued to improve its operating results despite weak economic conditions and the decline of the US dollar compared with the Euro. The group's net income at September 30, 2003 amounts to €123 million. This includes operating EBITA of €435 million, compared with €291 million for the same period in 2002, capital gains of €761 million, exceptional restructuring costs of €76 million in the music division, exceptional amortization of €37 million, amortization of goodwill of €530 million, interest expenses of €236 million, taxes of €155 million, and minority interests of €39 million. During the second quarter of 2003, Bertelsmann paid to Groupe Bruxelles Lambert a dividend of €120 million. Pargesa's share of this dividend was SF89.6 million. Of this amount, SF45.6 million represents a preferred dividend which is not eliminated in the consolidation process and has been, as in 2002, added to Bertelsmann's contribution to Pargesa's operating income.

NON-CONSOLIDATED HOLDINGS

The contributions of Total and Suez, that are carried at cost, represent Pargesa's share of the annual dividends received during the second quarter from these companies, showing an increase over the previous year.

NON-OPERATING INCOME

For the nine-month period ended September 30, 2003, non-operating income included SF124.4 million representing Pargesa's share of non-operating income of Bertelsmann, consisting primarily of the gain on the sale of BertelsmannSpringer and Barnesandnoble.com. For the same period in 2002, non-operating income represented principally Pargesa's share in the provision recorded by Bertelsmann relating to Zomba Music Group.

POWER CORPORATION OF CANADA

CONSOLIDATED BALANCE SHEETS

(in millions of dollars)	September 30 2003 (unaudited)	December 31 2002
ASSETS		
Cash and cash equivalents	5,075	3,001
Investments		
Shares	3,764	2,349
Bonds	54,723	33,766
Mortgages and other loans	15,707	8,399
Loans to policyholders	6,605	6,177
Real estate	1,652	1,270
	82,451	51,961
Investment in affiliates, at equity	1,512	1,562
Goodwill and intangible assets (Note 2)	9,990	5,206
Future income taxes	500	402
Other assets	9,190	8,004
	108,718	70,136
LIABILITIES		
Policy liabilities		
Actuarial liabilities	68,137	44,508
Other	4,807	3,788
Deposits and certificates	714	709
Funds held under reinsurance contracts (Note 10)	4,735	-
Long-term debt (Note 3)	3,692	2,393
Future income taxes	496	553
Other liabilities	9,663	5,237
	92,244	57,188
Non-controlling interests	10,495	7,561
SHAREHOLDERS' EQUITY		
Stated capital (Note 4)		
Non-participating shares	550	553
Participating shares	374	369
Retained earnings	5,010	4,126
Foreign currency translation adjustments	45	339
	5,979	5,387
	108,718	70,136

POWER CORPORATION OF CANADA

CONSOLIDATED STATEMENTS OF EARNINGS
(unaudited)

(in millions of dollars, except per share amounts)	For the three months ended September 30 2003	For the three months ended September 30 2002	For the nine months ended September 30 2003	For the nine months ended September 30 2002
REVENUES				
Premium income (Note 10)	(2,365)	3,110	3,253	8,307
Net investment income	1,389	932	3,384	2,902
Fees and media income	1,002	950	2,832	2,993
	26	4,992	9,469	14,202
EXPENSES				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds (Note 10)	(2,059)	3,522	4,222	9,434
Commissions and operating expenses	1,289	938	3,201	3,015
Interest expense	61	40	158	126
	(709)	4,500	7,581	12,575
	735	492	1,888	1,627
Share of earnings of affiliates	13	14	59	60
Other income (charges), net (Note 6)	739	(64)	729	(66)
Earnings before income taxes and non-controlling interests	1,487	442	2,676	1,621
Income taxes	224	137	565	538
Non-controlling interests	583	175	1,044	587
Net earnings	680	130	1,067	496
Earnings per participating share (Note 7)				
Basic	3.02	0.56	4.70	2.16
Diluted	2.97	0.55	4.62	2.13

POWER CORPORATION OF CANADA

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(unaudited)

(in millions of dollars)	For the nine months ended September 30 2003	2002
Retained earnings, beginning of year	4,126	3,700
Add		
Net earnings	1,067	496
	5,193	4,196
Deduct		
Dividends		
Non-participating shares	22	16
Participating shares	154	130
Other	7	3
	183	149
Retained earnings, end of period	5,010	4,047

POWER CORPORATION OF CANADA

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	For the three months ended September 30		For the nine months ended September 30	
(in millions of dollars)	2003	2002	2003	2002
Operating activities				
Net earnings	680	130	1,067	496
Non-cash charges (credits)				
Increase (decrease) in policy liabilities	(3,685)	738	(3,756)	610
Decrease (increase) in funds withheld by ceding insurers	(38)	(416)	131	(61)
Increase (decrease) in funds held under reinsurance contracts	4,735	-	4,735	-
Amortization and depreciation	52	27	99	80
Future income taxes	(69)	(61)	(80)	40
Non-controlling interests	583	175	1,044	587
Other	(982)	(558)	(518)	(1,005)
	1,276	35	2,722	747
Financing activities				
Dividends paid				
By subsidiaries to non-controlling interests	(128)	(89)	(324)	(260)
Non-participating shares	(7)	(5)	(21)	(14)
Participating shares	(54)	(46)	(154)	(131)
	(189)	(140)	(499)	(405)
Issue of subordinate voting shares	2	1	5	11
Repurchase of non-participating shares for cancellation	(1)	-	(3)	-
Issue of common shares by subsidiaries	126	1	145	19
Issue of preferred shares by subsidiaries	-	150	350	150
Repurchase of preferred shares by subsidiaries	(102)	-	(252)	-
Repurchase of common shares by subsidiaries	(33)	(54)	(89)	(130)
Net proceeds from bankers' acceptances	-	-	-	(256)
Issue (repayment) of commercial paper and other loans	986	(50)	983	(58)
Issue of long-term debt	-	-	1,150	-
Repayment of long-term debt	(128)	(42)	(403)	(67)
Other	102	-	113	27
	763	(134)	1,500	(709)
Investment activities				
Bond sales and maturities	11,852	5,456	26,688	15,944
Mortgage loan repayments	676	405	1,317	1,272
Sale of shares	318	204	685	416
Proceeds from securitization	-	-	52	-
Change in loans to policyholders	(381)	238	(454)	68
Change in repurchase agreements	663	(55)	466	47
Investment in Canada Life Financial Corporation	(1,862)	-	(1,862)	-
Investment in subsidiaries	153	-	(7)	-
Investment in bonds	(10,993)	(5,112)	(27,419)	(15,791)
Investment in mortgage loans	(1,072)	(363)	(1,447)	(1,056)
Investment in shares	(209)	(96)	(574)	(558)
Other	266	84	407	208
	(589)	761	(2,148)	550
Increase in cash and cash equivalents	1,450	662	2,074	588
Cash and cash equivalents, beginning of period	3,625	2,516	3,001	2,590
Cash and cash equivalents, end of period	5,075	3,178	5,075	3,178

POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

September 30, 2003

Note 1. Significant accounting policies

The interim unaudited consolidated financial statements of Power Corporation of Canada at September 30, 2003 have been prepared in accordance with generally accepted accounting principles in Canada, using the accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2002, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Corporation's annual report dated December 31, 2002.

Disclosure of Guarantees

In February 2003, the CICA issued Accounting Guideline 14 (AcG-14), Disclosure of Guarantees, which identifies disclosure requirements for certain guarantees, for financial statements of interim and annual periods starting on or after January 1, 2003.

In the normal course, the Corporation and its subsidiaries may enter into agreements which may contain features which meet the AcG-14 definition of a guarantee, and while the maximum guarantee cannot always be determined, given the nature of the future events which may or may not occur, any such arrangements that were material have been previously disclosed by the Corporation and its subsidiaries.

Accounting for costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring)

In March 2003, the CICA issued Emerging Issue Committee (EIC) Abstract EIC-135 Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) for restructurings initiated after March 31, 2003. The standard replaces EIC-60 Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring) and requires recognition of integration and restructuring costs in income when they are incurred. See note 9 for the impact of this abstract on the financial statements of the Corporation.

Comparative figures

Certain of the 2002 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

Note 2. Goodwill and intangible assets

A summary of changes in the Corporation's goodwill and intangible assets for the nine months ended September 30, 2003 is as follows:

(in millions of dollars)	Goodwill	Intangible assets	Total
Balance, beginning of year	3,748	1,458	5,206
Acquisition of Canada Life Financial Corporation	4,678		4,678
Additional investments in subsidiaries and other	106		106
Balance, end of period	8,532	1,458	9,990

Intangible assets represent the fair value of mutual fund management contracts, trade names, brands and trademarks and the shareholders' portion of acquired future participating profits. These are, for the most part, indefinite life intangible assets and are not subject to amortization.

Note 3. Long-term Debt

(in millions of dollars)	September 30 2003	December 31 2002
Power Financial Corporation		
7.65% debentures, due January 5, 2006	150	150
6.90% debentures, due March 11, 2033	250	-
Investors Group		
Floating Bankers' Acceptance, due May 30, 2006	175	450
6.75% Debentures 2001 Series, due May 9, 2011	450	450
6.58% Debentures 2003 Series, due March 7, 2018	150	-
6.65% Debentures 1997 Series, due December 13, 2027	125	125
7.45% Debentures 2001 Series, due May 9, 2031	150	150
7.00% Debentures 2002 Series, due December 31, 2032	175	175
7.11% Debentures 2003 Series, due March 7, 2033	150	-
Great-West Lifeco Inc.		
First mortgages secured by real estate and limited recourse mortgages at interest rates from 6.4% to 11.7% maturing at various dates to 2014	-	122
7.25% subordinated capital income securities redeemable on or after June 30, 2004, due June 30, 2048, unsecured (US$ 175)	236	276
8.00% Subordinated Debt until 2006, and thereafter at a rate equal to the Canadian 90 day Bankers' Acceptance rate plus 1.00%, due 2011	279	-
5.80% Series 1 Subordinated Debt until 2008, and thereafter at a rate equal to the Canadian 90 day Bankers' Acceptance rate plus 1.00%, due 2013	209	-
6.40% Series 2 Subordinated Debt due 2028	101	-
6.75% debentures due August 10, 2015, unsecured	200	200
6.14% debentures due March 21, 2018, unsecured	200	-
6.74% debentures due November 24, 2031, unsecured	200	200
6.67% debentures due March 21, 2033, unsecured	400	-
Other notes payable at interest rates from 8.0% to 9.0%	12	15
Other		
Bank loan at prime plus a premium varying between 0.625% and 2.750%	80	80
	3,692	2,393

POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

Note 4. Capital stock and Stock option plan

Stated Capital

(in millions of dollars)	September 30 2003	December 31 2002
Non-participating shares		
Cumulative Redeemable First Preferred Shares, 1986 Series		
Authorized - Unlimited number of shares		
Issued - 999,878 (*2002 - 1,059,878)* shares	50	53
Series A First Preferred Shares		
Authorized and issued - 6,000,000 shares	150	150
Series B First Preferred Shares		
Authorized and issued - 8,000,000 shares	200	200
Series C First Preferred Shares		
Authorized and issued - 6,000,000 shares	150	150
	550	553
Participating shares		
Participating Preferred Shares		
Authorized - Unlimited number of shares		
Issued - 24,427,386 shares	27	27
Subordinate Voting Shares		
Authorized - Unlimited number of shares		
Issued - 198,179,522 *(2002 - 197,704,052*) shares	347	342
	374	369

Stock-Based Compensation

As permitted by the CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments, the Corporation has chosen to continue to account for stock-based compensation using the intrinsic value method. When the fair value-based method of accounting is not used for stock-based transactions with employees, pro-forma net income and pro-forma earnings per share must be disclosed as if the fair value-based method of accounting had been used to account for stock-based compensation cost.

Although the Corporation did not grant stock options during the nine-month period ended September 30, 2003 (no options were granted in 2002), stock options were granted by subsidiaries. Had the fair value based accounting method been applied to options granted in the period, net earnings would have been reduced by less than $2 million (less than $1 million in 2002) and earnings per participating share would have been reduced by less than $0.01 (less than $0.01 in 2002).

Options were outstanding at September 30, 2003 to purchase, until October 21, 2011, 8,711,630 subordinate voting shares at various prices from $9.15625 to $35.325 per share.

POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

Note 5. Segmented information

Information on profit measure

For the three months ended September 30, 2003	**LIFECO**	**INVESTORS**	**PARJOINTCO**	**OTHER**	**TOTAL**
			(in millions of dollars)		
REVENUES					
Premium income	(2,365)	-		-	(2,365)
Net investment income	1,316	42		31	1,389
Fees and media income	498	433		71	1,002
	(551)	475	-	102	26
EXPENSES					
Insurance claims	(2,059)	-		-	(2,059)
Commissions, other operating expenses	958	239		92	1,289
Interest expense	-	20		41	61
	(1,101)	259	-	133	(709)
	550	216	-	(31)	735
Share of earnings of affiliates			13	-	13
Other income - net	(21)	15	32	713	739
Earnings before the following	529	231	45	682	1,487
Income taxes	155	70	-	(1)	224
Non-controlling interests	221	101	15	246	583
Contribution to consolidated net earnings	153	60	30	437	680

Information on profit measure

For the three months ended September 30, 2002	**LIFECO**	**INVESTORS**	**PARJOINTCO**	**OTHER**	**TOTAL**
			(in millions of dollars)		
REVENUES					
Premium income	3,110				3,110
Net investment income	878	33		21	932
Fees and media income	441	442		67	950
	4,429	475	-	88	4,992
EXPENSES					
Insurance claims	3,522				3,522
Commissions, other operating expenses	610	245		83	938
Interest expense	-	20		20	40
	4,132	265	-	103	4,500
	297	210	-	(15)	492
Share of earnings of affiliates			14	-	14
Other income - net		(2)	(62)	-	(64)
Earnings before the following	297	208	(48)	(15)	442
Income taxes	60	78		(1)	137
Non-controlling interests	112	81	(16)	(2)	175
Contribution to consolidated net earnings	125	49	(32)	(12)	130

POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

Note 5. Segmented information

Information on profit measure

For the nine months ended September 30, 2003	**LIFECO**	**INVESTORS**	**PARJOINTCO**	**OTHER**	**TOTAL**
			(in millions of dollars)		
REVENUES					
Premium income	3,253	-		-	3,253
Net investment income	3,167	122		95	3,384
Fees and media income	1,330	1,268		234	2,832
	7,750	1,390	-	329	9,469
EXPENSES					
Insurance claims	4,222	-		-	4,222
Commissions, other operating expenses	2,194	723		284	3,201
Interest expense	-	62		96	158
	6,416	785	-	380	7,581
	1,334	605	-	(51)	1,888
Share of earnings of affiliates			59	-	59
Other income - net	(21)	15	22	713	729
Earnings before the following	1,313	620	81	662	2,676
Income taxes	376	200	-	(11)	565
Non-controlling interests	515	262	27	240	1,044
Contribution to consolidated net earnings	422	158	54	433	1,067

Information on profit measure

For the nine months ended September 30, 2002	**LIFECO**	**INVESTORS**	**PARJOINTCO**	**OTHER**	**TOTAL**
			(in millions of dollars)		
REVENUES					
Premium income	8,307				8,307
Net investment income	2,704	93		105	2,902
Fees and media income	1,379	1,382		232	2,993
	12,390	1,475	-	337	14,202
EXPENSES					
Insurance claims	9,434				9,434
Commissions, other operating expenses	1,952	786		277	3,015
Interest expense	-	60		66	126
	11,386	846	-	343	12,575
	1,004	629	-	(6)	1,627
Share of earnings of affiliates			60	-	60
Other income - net	-	(2)	(62)	(2)	(66)
Earnings before the following	1,004	627	(2)	(8)	1,621
Income taxes	283	240		15	538
Non-controlling interests	359	239	(1)	(10)	587
Contribution to consolidated net earnings	362	148	(1)	(13)	496

POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

Note 6. Other income (charges), net

(in millions of dollars)	For the three months ended September 30 2003	2002	For the nine months ended September 30 2003	2002
Share of Pargesa's non-operating earnings	32	(62)	22	(62)
Gain resulting from dilution of Power Financial Corporation's interest in Lifeco	894		894	
Restructuring charges	(21)		(21)	
Other	(166)	(2)	(166)	(4)
	739	(64)	729	(66)

Note 7. Earnings per share

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per paticipating share computations:

For the three months ended September 30 *(in millions of dollars)*	2003	2002
Net earnings	680	130
Dividends on non-participating shares	(8)	(5)
Net earnings available to participating shareholders	672	125
Weighted number of participating shares outstanding *(millions)*		
Basic	222.5	222.1
Exercise of stock options	8.7	9.2
Shares assumed to be repurchased with proceeds from exercise of stock options	(4.7)	(5.3)
Weighted number of participating shares outstanding (denominator) *(millions)*		
Diluted	226.5	226.0

For the nine months ended September 30 *(in millions of dollars)*	2003	2002
Net earnings	1,067	496
Dividends on non-participating shares	(22)	(16)
Net earnings available to participating shareholders	1,045	480
Weighted number of participating shares outstanding *(millions)*		
Basic	222.3	221.8
Exercise of stock options	8.7	9.2
Shares assumed to be repurchased with proceeds from exercise of stock options	(5.0)	(5.2)
Weighted number of participating shares outstanding (denominator) *(millions)*		
Diluted	226.0	225.8

Note 8. Acquisition of Canada Life Financial Corporation (CLFC)

On July 10, 2003, Great-West Lifeco Inc. (Lifeco) acquired all of the outstanding common shares of CLFC, the parent company of the Canada Life Assurance Company (Canada Life), that were not already beneficially owned by Lifeco at a price of $44.50 per CLFC common share, representing an aggregate transaction value of $7.2 billion, including estimated transaction costs.

The acquisition was completed by way of a capital reorganization of CLFC pursuant to which CLFC shareholders received as consideration one of the following alternatives for each of their CLFC common shares:

- $44.50 in cash (to an aggregate maximum of approximately $4.4 billion); or
- 1.78 Lifeco 4.80% Non-Cumulative First Preferred Shares, Series E (to an aggregate maximum of 24 million Lifeco Series E Shares); or
- 1.78 Lifeco 5.90% Non-Cumulative First Preferred Shares, Series F (to an aggregate maximum of 8 million Lifeco Series F Shares); or
- 1.1849 Lifeco common shares (to an aggregate maximum of approximately 56 million Lifeco common shares); or
- any combination of the foregoing;

in each case subject to election and proration as a result of the stated maximums.

After election and proration, Lifeco issued 55,958,505 common shares at a price of $37.556 per common share which represents the weighted-average trading price of Lifeco common shares on the last five trading days prior to February 17, 2003, the effective date of the transaction agreement. Lifeco also issued 23,868,131 Lifeco 4.80% Non-Cumulative First Preferred Shares, Series E and 7,957,006 Lifeco 5.90% Non-Cumulative First Preferred Shares, Series F, both at a price of $25.00 per preferred share. The 607,712 common shares of CLFC that were beneficially owned by Lifeco had a carrying value of $21 million on the date of acquisition.

Vested stock options on 2,766,834 CLFC common shares, outstanding at acquisition were exchanged for an equivalent number of Lifeco stock options on 3,278,421 Lifeco common shares at exercise prices based on a value of $37.556 for each Lifeco common share and $44.50 for each CLFC common share. These options immediately vested and had an expiry date of August 25, 2003 and were essentially all exercised between July 10 and August 25, 2003.

On July 10, 2003, to support the financing of the transaction, Power Financial Corporation invested $800 million to purchase 21,301,523 common shares of Lifeco from treasury via private placement. Investors Group Inc. has also invested $100 million by purchasing 2,662,690 Lifeco common shares from treasury via private placement.

Lifeco also entered into an arrangement with a Canadian chartered bank (the "Bank") pursuant to which the Bank agreed to underwrite a credit facility in favour of Lifeco or one or more of its subsidiaries. The credit facility provides a one year bank facility of up to $1,400 million and also up to $600 million of five year term financing. The five year term financing is syndicated to a group of international financial institutions. The balances of these facilities on September 30, 2003 were $394 million and $600 million respectively.

Note 8. Acquisition of Canada Life Financial Corporation (CLFC) (Con't)

The allocation of the purchase price is summarized as follows:

	(in millions of dollars)
Value of assets acquired:	
Cash and certificates on deposit	2,393
Bonds	22,600
Mortgage loans	7,398
Stocks	1,451
Real estate	1,014
Loans to policyholders	1,055
Other invested assets	456
Other assets	1,686
	38,053
Value of liabilities assumed:	
Policy liabilities	31,469
Commercial paper and other loans	592
Income taxes payable	113
Net deferred gains on portfolio investments sold	1,174
Other liabilities	1,502
Non-controlling interests	492
Participating policyholder surplus	43
Preferred shares	162
	35,547
Fair value of net assets acquired	2,506
Total purchase consideration:	
Cash	4,219
Lifeco common shares	2,102
Lifeco 4.80% Preferred Shares, Series E	597
Lifeco 5.90% Preferred Shares, Series F	199
Fair value of Lifeco options exchanged for CLFC options	10
Value of CLFC common shares already owned	21
Transaction and related costs (estimated), net of income taxes	36
	7,184
Goodwill and intangible assets on acquisition	4,678

The amounts assigned to the assets acquired and liabilities assumed and associated goodwill and intangible assets may be adjusted when the allocation process has been finalized. Included in other liabilities are accruals for CLFC restructuring costs of $250 million for the elimination of duplicate systems, consolidation of operations, staff reductions, employee relocation and closure of facilities (see note 9).

Results of CLFC are included in the Consolidated statement of earnings from the date of acquisition. Canada Life offers insurance and other protection and wealth management products and services to individuals and groups, including reinsurance services, primarily in Canada, the United States, the United Kingdom and the Republic of Ireland, and in several other jurisdictions.

Note 9. Restructuring costs

Following the acquisition of CLFC on July 10, 2003, Lifeco developed a plan to restructure and integrate the operations of CLFC with its wholly owned subsidiaries Great-West, London Life and GWL&A. Lifeco expects the restructuring to be substantially completed by the end of 2004. Costs of $450 million are expected to be incurred as a result and consist primarily of the consolidation of operations and systems, compensation costs and consolidation of facilities. The costs include approximately $250 million that will be charged against the liability for restructuring costs that was recognized as part of the purchase equation of CLFC and costs of approximately $200 million that will be charged to income as incurred.

The following details the amount and status of restructuring costs for the period ended September 30, 2003.

(in millions of dollars)	Expected future costs			Amount utilized in the period ended September 30, 2003			Balance September 30, 2003		
	Accrued on acquisition	Expense as incurred	Total	Accrued on acquisition	Expense as incurred	Total	Accrued on acquisition	Expense as incurred	Total
Costs of eliminating duplicate systems	10	25	35	1	4	5	9	21	30
Costs of consolidating operations	15	155	170	1	12	13	14	143	157
Compensation costs	192	20	212	41	5	46	151	15	166
Costs of consolidating facilities	33	-	33	-	-	-	33	-	33
	250	200	450	43	21	64	207	179	386

Note 10. Reinsurance transactions

During the third quarter, Great-West, London Life, and GWL&A (subsidiaries of Lifeco) reinsured certain blocks of individual non-participating life insurance on a yearly renewable term reinsurance basis and group life, long term disability and group annuity business, on a coinsurance/funds withheld basis. The ceded premiums of $5,429 million associated with the transaction have been recorded on the consolidated statement of earnings as a reduction to premium income with a corresponding reduction to the change in actuarial liabilities and provision for claims. For the consolidated balance sheet, this transaction resulted in a reduction in policyholder liabilities of $4,735 million and an increase in funds held under reinsurance contracts of the same amount.

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